UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 28, 2013

Commission File Number: 1-13522

China Yuchai International Limited ———————————————————————————————————
(Translation of registrant’s name into English)

16 Raffles Quay #26-00 Hong Leong Building Singapore 048581
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

TABLE OF CONTENTS

Exhibit Index

99.1 Press release dated October 28, 2013 – China Yuchai International to
Announce Unaudited Third Quarter 2013 Financial Results on November 11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Yuchai International Limited

Date: October 28, 2013	By:	/s/Weng Ming Hoh
	Name:	Weng Ming Hoh
	Title:	President/Director

EXHIBIT INDEX

Exhibit No.	Description

99	Press release dated October 28, 2013 – China Yuchai International to Announce Unaudited Third Quarter 2013 Financial Results on November 11